Dentsply Sirona Inc.
Conflict Minerals Report
For the Year Ended December 31, 2020

Company Overview

This report has been prepared by the management of DENTSPLY SIRONA Inc. (herein referred to as the “Company”, “we”, “us”, or “our”). The information includes the activities of all majority-owned subsidiaries and variable interest entities that are required to be consolidated.

The Company is the world’s largest manufacturer of professional dental products and technologies, with a 134-year history of innovation and service to the dental industry and patients worldwide. Dentsply Sirona develops, manufactures, and markets a comprehensive solutions offering including technologically-advanced dental equipment as well as dental and healthcare consumable products under a strong portfolio of world class brands. As The Dental Solutions Company, Dentsply Sirona’s products provide innovative, high-quality and effective solutions to advance patient care and deliver better, safer and faster dentistry. The Company introduced the first dental electric drill over 130 years ago, the first dental X-ray unit approximately 100 years ago, the first dental computer-aided design/ computer-aided manufacturing (“CAD/CAM”) system over 30 years ago, and numerous other significant innovations including pioneering ultrasonic scaling to increase the speed, effectiveness and comfort of cleaning and revolutionizing both file and apex locater technology to make root canal procedures easier and safer. Dentsply Sirona continues to make significant investments in research and development (“R&D”), and its track record of innovative and profitable new products continues today. Dentsply Sirona’s worldwide headquarters is located in Charlotte, North Carolina and its shares of common stock are listed in the United States on Nasdaq under the symbol XRAY. Dental products and technology and equipment accounted for approximately 90% of Dentsply Sirona’s consolidated net sales for the year ended December 31, 2020. The remaining net sales are primarily related to consumable medical device products.

Introduction

This Conflict Minerals Report for the period from January 1, 2020 to December 31, 2020 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and Form SD (the “Rule”). The Rule was adopted to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act. The Rule imposes reporting obligations on Securities and Exchange Commission (“SEC”) registrants whose manufactured products contain certain minerals that are necessary to the functionality or production of their respective products.

If a registrant determines that any columbite-tantalite (coltan), cassiterite, gold, wolframite or their derivatives, which are limited to tantalum, tin and tungsten (the “Subject Minerals”), are necessary to the functionality or production of a product manufactured by the registrant or contracted by the registrant to be manufactured, the registrant must conduct in good faith a

Reasonable Country of Origin Inquiry (“RCOI”) regarding those Subject Minerals that is reasonably designed to determine whether any of the Subject Minerals originated in the Democratic Republic of the Congo or an adjoining country (the “Covered Country” or “Covered Countries”) or are from recycled or scrap sources.

If, following the completion of the RCOI, a registrant knows that any of the necessary Subject Minerals originated in a Covered Country and are not from recycled or scrap sources, or has reason to believe that any of its necessary Subject Minerals may have originated in the Covered Countries and has reason to believe that its necessary Subject Minerals did not come from recycled or scrap sources, then the registrant must exercise due diligence on the source and chain of custody of the Subject Minerals that conforms to a nationally or internationally recognized due diligence framework and describe such due diligence in this separate Conflict Minerals Report.

In accordance with the Organisation for Economic Co-operation and Development Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, Third Edition, the related supplements on tin, tungsten, tantalum and gold (the “Guidance”) and the Rule, this Conflict Minerals Report is available on the Company’s Investor Relations website at https://investor.dentsplysirona.com/financial-information/sec-filings

Consistent with the provisions of the Rule, the SEC’s Statement on the Effect of the Recent Court of Appeals Decision on the Conflict Minerals Rule, dated April 29, 2014; the SEC’s Order Issuing Stay, dated May 2, 2014; and the SEC’s Updated Statement on the Effect of the Court of Appeals Decision on the Conflict Minerals Rule, dated April 7, 2017, this Conflict Minerals Report has not been audited by a third party.

Conflict Minerals Program & Policy

The Company has actively engaged with its customers and suppliers for several years with respect to the use of conflict minerals. Dentsply Sirona adopted a conflict minerals policy articulating the conflict minerals supply chain due diligence process and the Company’s commitments to reporting obligations regarding conflict minerals. The policy is available online, and can be found here: Dentsply Sirona Code of Ethics and Business Conduct

RCOI and Due Diligence Framework

To determine whether necessary 3TGs in products originated in Covered Countries, the Company retained Assent Compliance (“Assent”), a third-party service provider, to assist in reviewing the supply chain and identifying risks. The Company provided a list composed of suppliers and parts associated with the in-scope products to Assent.

To collect data on the materials’ sources of origin procured by the supply chain, The Company utilized the Conflict Minerals Reporting Template (“CMRT”) version 6.0 or higher to conduct a survey of all in-scope suppliers.

During the supplier survey, the Company and Assent contacted suppliers via the ACM, a software-as-a-service (“SaaS”) platform provided by Assent that enables users to complete and track supplier communications, and allows suppliers to upload completed CMRTs directly to the platform for validation, assessment and management. The ACM also provides functionality that meets the OECD Guidance process expectations by evaluating the quality of each supplier response and assigning a health score based on the supplier’s declaration of process engagement. Additionally, the metrics provided in this report, as well as the step-by-step process for supplier engagement and upstream due diligence investigations performed are managed through this platform.

Via the ACM and Assent team, the Company requested that all suppliers complete a CMRT. Training and education to guide suppliers on best practices and the use of this template was included. Assent monitored and tracked all communications in the ACM for future reporting and transparency. The Company directly contacted suppliers that were unresponsive to Assent’s communications during the diligence process and requested these suppliers complete the CMRT and submit it to Assent.

The Company’s program continues to include automated data validation on all submitted CMRTs. The goal of data validation is to increase the accuracy of submissions and identify any contradictory answers in the CMRT. This data validation is based on questions within the declaration tab of the CMRT which helps to identify areas that require further classification or risk assessment, as well as understand the due diligence efforts of the Tier 1 suppliers. The results of this data validation contribute to the program’s health assessment and are shared with the suppliers to ensure they understand areas that require clarification or improvement.

All submitted forms are accepted and classified as valid or invalid so that data is retained. Suppliers are contacted regarding invalid forms and are encouraged to submit a valid form. Suppliers are also provided with guidance on how to correct these validation errors in the form of feedback to their CMRT submission, training courses and direct engagement help through Assent’s multilingual Supplier Experience team. Since some suppliers may remain unresponsive to feedback, The Company tracks program gaps to account for future improvement opportunities. As of May 12, 2021, there were 7 invalid supplier submissions that could not be corrected.

As of May 12, 2021, there were 290 suppliers in scope of the conflict minerals program and 203 provided a completed CMRT. The Company’s total response rate for this reporting year was 70%.

Based on the findings through the RCOI process, the Company was able to determine the countries of origin for a large portion of the 3TGs in its products. As such, the Company continued to perform further due diligence on the source and chain of custody of the minerals in question.

Design of Due Diligence

The Company designed its due diligence measures to conform, in all material respects, with the framework in the OECD Guidance and the related supplements. The program aligns with the five steps for due diligence that are described by the OECD Guidance and the Company continues to evaluate market expectations for data collection and reporting to achieve continuous improvement opportunities.

Due diligence requires the Company’s necessary reliance on data provided by direct suppliers and third-party audit programs. There is a risk of incomplete or inaccurate data as the process cannot fully be owned by the Company. However, through continued outreach and process validation, this aligns with industry standards and market expectations for downstream companies’ due diligence.

Due Diligence Performed

1.Establish Strong Company Management Systems

Conflict Minerals Policy

Dentsply Sirona is committed to the responsible sourcing of conflict minerals and it supports the humanitarian goal of ending violent conflict in the Covered Countries and thus established a Conflict Minerals Policy Statement, which is incorporated in Dentsply Sirona’s Business Partner Code of Conduct

Internal Management System

Dentsply Sirona established a cross-functional Conflict Minerals Compliance Team led by the Company’s Director, Procurement CEO Materials and Purchasing. The Conflict Minerals Compliance Team is responsible for implementing the conflict minerals compliance strategy and briefing senior management about the results of these due diligence efforts.

The Company also uses a third-party service provider, Assent, to assist with evaluating supply chain information regarding 3TGs, identifying potential risks, and in the development and implementation of additional due diligence steps that the Company will undertake with suppliers in regards to conflict minerals.

The Company leverages Assent’s Managed Services in order to work with dedicated program specialists who support Dentsply Sirona’s conflict minerals program. The Company communicates regularly with the Assent team in order to receive updates on program status. Each member of Assent’s Customer Success team is trained in conflict minerals compliance and understands the intricacies of the CMRT and conflict minerals reporting, as well as Section 1502 of the Dodd-Frank Act.

System of Controls and Transparency

The Company expects all suppliers to have policies and procedures in place to ensure that 3TGs used in the production of the products sold to Dentsply Sirona are DRC conflict-free. This means that the products must not contain 3TGs that directly or indirectly finance or benefit armed groups in the Covered Countries. The Company relies on direct suppliers to provide information on the origin of the 3TGs contained in components and materials supplied, including sources of 3TGs that are supplied to them from lower-tier suppliers.

Dentsply Sirona’s Business Partner Code of Conduct applies to all direct suppliers and outlines certain expected behaviors and practices. This code of conduct is based on industry and internationally-accepted principles such as the United Nations Guiding Principles on Business and Human Rights and the OECD Due Diligence Guidance. The Business Partner Code of Conduct is provided to all direct suppliers. If a supplier does not meet the Company’s requirements, the relationship with this supplier will be evaluated. The Business Partner Code of Conduct is reviewed annually to ensure it continues to align with industry best practices.

Engagement with Suppliers

Dentsply Sirona has a strong relationship with direct suppliers. As an extremely important part of the supply chain, Dentsply Sirona has leveraged processes and educational opportunities in order to ensure non-English speaking suppliers have access to a free platform to upload their CMRTs, help desk support and other multilingual resources. Dentsply Sirona’s suppliers are able to leverage Assent’s team of supplier support specialists to ensure they receive appropriate support and understand how to properly file a CMRT. Suppliers are provided guidance in their native language, if needed.

The Company engages with suppliers directly to request a valid CMRT for the products that they supply to the Company. With respect to the OECD requirement to strengthen engagement with suppliers, the Company has developed an internal procedure that includes steps of supplier engagement escalation such as in-person meetings and corrective actions. Feedback from this engagement has allowed the Company to oversee improvements in supplier responses and supplier compliance for this initiative.

The Company continues to place a strong emphasis on supplier education and training. To accomplish this, Assent’s online resources are leveraged, and all in-scope suppliers have been provided with access to their library of conflict minerals training and support resources.

The Company believes that the combination of the Supplier Code of Conduct, Conflict Minerals Policy, and direct engagement with suppliers for conflict minerals training and requests constitute a strong supplier engagement program.

Grievance Mechanism

Dentsply Sirona has a grievance mechanism whereby employees and suppliers can report concerns regarding the Company’s business conduct and other matters. Dentsply Sirona is also retaining conflict minerals documentation in accordance with its existing corporate retention policy and procedures.

Maintain Records

The Company has adopted a policy to retain relevant documentation for a period of at least five years. Through Assent, a document retention policy to retain conflict minerals related documents, including supplier responses to CMRTs and the sources identified within each reporting period, has been implemented.

2.Identify and Assess Risk in the Supply Chain

Risks associated with supplier CMRT content are identified automatically by Assent’s software based on criteria established for supplier responses. These risks are addressed by Assent staff and members of the Company’s internal Conflict Minerals Team, who contact the supplier, gather pertinent data and perform an assessment of the supplier’s conflict minerals status.

Risks at the supplier level may include non-responsive suppliers, incomplete CMRTs, or CMRTs that are submitted at the company level. In those cases where a company-level CMRT (such as when a company declares there are no 3TGs in any of its products) is submitted, Dentsply Sirona is unable to determine if all of the specified smelters and refiners were used for 3TGs in the products supplied to the Company.

Additionally, some suppliers indicated that they received information regarding their supply chains from fewer than 75% of their suppliers and, therefore, they could not provide a comprehensive list of all smelters or refiners in their supply chains.

Risks were identified by assessing the due diligence practices and status of smelters and refiners identified in the supply chain by upstream suppliers that listed mineral processing facilities on their CMRT declarations. Assent compared these facilities listed in the responses to the list of smelters and refiners consolidated by the Responsible Minerals Initiative (“RMI”) to ensure that the facilities met the recognized definition of a 3TGs processing facility that was operational during the 2020 calendar year.

Assent determined if the smelter had been audited against a standard in conformance with the OECD Guidance, such as the Responsible Minerals Assurance Process (“RMAP”). Dentsply Sirona does not have a direct relationship with smelters and refiners and does not perform direct audits of these entities within their pre-supply chain. Smelters that have completed an RMAP audit are considered to be DRC-conflict free. In cases where the smelter’s due diligence practices have not been audited against the RMAP standard or they are considered non-conformant by

RMAP, follow-ups are made to suppliers reporting those facilities. Smelters are then assessed for the potential for sourcing risk.

Each facility that meets the definition of a smelter or refiner of a 3TG mineral is assessed according to red-flag indicators defined in the OECD Guidance. Assent uses numerous factors to determine the level of risk that each smelter poses to the supply chain by identifying red flags. These factors include:
•Geographic proximity to the DRC and covered countries.
•Known mineral source country of origin.
•RMAP audit status.
•Credible evidence of unethical or conflict sourcing.
•Peer assessments conducted by credible third-party sources.

Risk mitigation activities are initiated whenever a supplier’s CMRT reported facilities of concern. Through Assent, suppliers with submissions that included any smelters of concern were immediately provided with feedback instructing that supplier to take their own independent risk mitigation actions. Examples include the submission of a product-specific CMRT to better identify the connection to products that they supply to Dentsply Sirona. Additional escalation may have been necessary to address any continued sourcing from these smelters of concern. Suppliers are given clear performance objectives within reasonable timeframes with the ultimate goal of progressive elimination of these smelters of concern from the supply chain. In addition, suppliers are guided to the educational materials on mitigating the risks identified through the data collection process.

Suppliers are also evaluated on program strength, which assists in making key risk mitigation decisions as the program progresses. The criteria used to evaluate the strength of the program is based on certain questions in the CMRT related to the suppliers’ conflict minerals practices and policies.

3.Design and Implement a Strategy to Respond to Identified Risks

Together with Assent, Dentsply Sirona developed processes to assess and respond to the risks identified in the supply chain. Dentsply Sirona has a risk management plan, through which the conflict minerals program is implemented, managed and monitored. As the program progresses, escalations are sent to non-responsive suppliers to outline the importance of a response via CMRTs and to outline the required cooperation for compliance to the conflict minerals rules and the Company’s expectations.

Feedback on supplier submissions is given directly to suppliers and educational resources are provided to assist suppliers in corrective action methods or to improve their internal programs. The Company engages suppliers believed to be supplying 3TGs from sources that may support conflict in the Covered Countries to establish an alternative source of 3TGs that does not support such conflict, as provided in the OECD Guidance. Assent also communicates directly with smelters that have not yet been determined to be conformant with the RMAP in order to request sourcing information and encourage their involvement with the RMI program.

In cases where suppliers have continuously been non-responsive or are not committed to corrective action plans, the Company will assess if replacing that supplier is feasible. The results of the program and risk assessment are shared with the Conflict Minerals Team and senior management of Dentsply Sirona to ensure transparency within the Company.

4.Carry out independent third-party audit of supply chain due diligence

Dentsply Sirona does not have a direct relationship with any 3TG smelters or refiners and does not perform or direct audits of these entities within the supply chain. Instead, the Company relies on third-party audits of smelters and refiners conducted as part of the RMAP. The RMAP uses independent private-sector auditors, and audits the source, including the mines of origin, and the chain of custody of the conflict minerals used by smelters and refiners that agree to participate in the program.
Assent also directly contacts smelters and refiners that are not currently enrolled in the RMAP to encourage their participation and gather information regarding each facilities’ sourcing practices on behalf of its compliance partners. Dentsply Sirona is a signatory of this communication in accordance with the requirements of downstream companies detailed in the OECD Guidance.

5.Report Annually on Supply Chain Due Diligence

Dentsply Sirona has published the Form SD for the year ended December 31, 2020. This report is available on the Investor Relations section of the Company’s website at https://investor.dentsplysirona.com/financial-information/sec-filings. Information found on or accessed through this website is not considered part of this report and is not incorporated by reference herein. Dentsply Sirona has also publicly filed a Form SD and this report with the U.S. Securities and Exchange Commission.

This year the Company has also considered impacts from the European Union Conflict Minerals Rule when disclosing details with regards to due diligence efforts. The Company will continue to expand efforts both for transparency through the data collection process and risk evaluation, as well as the disclosure of efforts through the form of public report.

Results of Due Diligence

Supply chain outreach is required to identify the upstream sources of origin of tin, tantalum, tungsten and gold. Following the industry standard process, CMRTs are sent to and requested from Tier 1 suppliers, who are expected to follow this process until the smelter and refiner sources are identified. The following is the result of the outreach conducted by Dentsply Sirona for the 2020 reporting year.

Supply Chain Outreach Metrics

Year	Number of In-Scope Suppliers	Submission Rate	Invalid Submission Rate
2020	290	70%	2%
2019	340	72%	2%

From the gathered responses, five smelters that potentially posed a risk due to the presence of some red flag indicators were identified. Suppliers that identified these specific smelters of concern on their CMRT were contacted in accordance with the OECD Guidance to inform them of the potential for risk, and to evaluate whether or not these smelters could be connected to Dentsply Sirona’s products. The suppliers were asked to complete a user-defined or product-level CMRT specific to the materials, products or piece parts purchased by Dentsply Sirona, rather than a company-level CMRT, to better identify the connection to products that they supply to Dentsply Sirona. Other suppliers were evaluated internally to determine if they were in fact still active suppliers. If not, they were removed from the scope of data collection.

Status	Number of Identified Smelters or Refiners
RMAP Conformant	237
RMAP Active	23
Not-Enrolled	66
Non-Conformant	8

As of the nearest practicable date of this report, the Company did not receive information from any of the suppliers contacted that provided a reason to believe that any of the identified products contained Conflict Minerals that are necessary to the functionality or production of the identified products that finance or benefit armed groups in the Democratic Republic of the Congo or an adjoining country.

Steps to be Taken to Mitigate Risk

Dentsply Sirona has taken, or intends to take, the following steps to improve the due diligence conducted to further mitigate any risk that the necessary 3TGs in the Company’s products could benefit armed groups in the DRC or adjoining countries:

•Continue to evaluate upstream sources through a broader set of tools to evaluate risk. These include, but are not limited to:
◦Using a comprehensive smelter and refiner library with detailed status and notes for each listing.
◦Scanning for credible media on each smelter and refiner to flag risk issues.
◦Comparing the list of smelters and refiners against government watch and denied parties lists.
•Engage with suppliers more closely, and provide more information and training resources regarding responsible sourcing of 3TGs.

•Encourage suppliers to have due diligence procedures in place for their supply chains to improve the content of the responses from such suppliers.
•Continue to include a conflict minerals flow-down clause in new or renewed supplier contracts, as well as included in the terms and conditions of each purchase order issued.
•Following the OECD Guidance process, increase the emphasis on clean and validated smelter and refiner information from the supply chain through feedback and detailed smelter analysis.

Smelter & Refiner Risk Evaluation

Understanding the risks associated with the smelters and refiners potentially providing material into Dentsply Sirona’s supply chain is an important part of the due diligence process. Through Assent, comprehensive and ongoing analysis is conducted by Assent’s smelter library manager to assess sourcing risk. This information is used to:
•Provide supplier feedback.
•Determine the health of the Company’s overall program.
•Conduct outreach to smelters, refiners and their respective associations.
•Provide detailed analysis in this report.

The following risk categories are used for smelter evaluation and risk determination:
•Geo-Risk
◦Did the mineral originate from or has been transported through a conflict-affected area as defined by Section 1502 of the Dodd-Frank Act (the DRC and its nine adjoining countries; Angola, Burundi, Central African Republic, Republic of the Congo, Rwanda, South Sudan, Tanzania, Uganda, and Zambia)?
•Audit Status
◦Has the refiner’s due diligence practices been audited against a standard in conformance with the OECD Guidance?
◦Assent relies on the RMI audit standard, including cross-recognition of the London Bullion Market Association (“LBMA”) Good Delivery Program and the Responsible Jewelry Council Chain of Custody Certification, which are developed according to global standards including the OECD Guidance.
•Sourcing Risk
◦Has evidence of any other red flag that is supported by credible sources been identified?